October 31, 2017

Dear Oracle Shareholder,

We are writing to urge you to VOTE “FOR” PROPOSAL #7 on the Oracle 2017 proxy card, which asks the company to prepare a report on pay equity. The proposal makes the following request:

Resolved: Shareholders request Oracle prepare a report by April 2018 (at reasonable cost and omitting proprietary and confidential information), identifying whether a gender pay gap exists among its employees, and if so, outline the steps being taken to reduce the gap. The Organization for Economic Cooperation and Development has defined the gender pay gap as the difference between male and female earnings expressed as a percentage of male earnings.

A report adequate for investors to assess the Company’s strategy and performance would include the percentage pay gap between male and female employees (including base, bonus and equity compensation), a discussion of policies to address any gaps and quantitative reduction targets, and the methodology used to identify pay disparities.

We believe shareholders should vote FOR Proposal #7 for the following reasons:

1.	Pay equity is a significant issue

There is a longstanding gender and racial pay gap in the U.S. According to the U.S. Census Bureau, the median annual earnings for women working full-time was 80 percent that of men in 2016. Women of all major racial and ethnic groups earn less than men of the same group.

At the current rates of progress, women will not achieve pay parity until 2059.1

More aggressive state regulation of pay equity has emerged as a trend, as multiple states, including California, Massachusetts, New York and Maryland have enacted significant changes to their state-level equal pay laws. Specifically, the California Fair Pay Act is considered one of the strictest equal pay laws in the U.S. Additionally, a number of cities have taken steps to address the gender pay gap, including San Francisco and New York City.

Beginning in April 2018, employers with more than 250 employees in the U.K. will be required to publish data on their gender pay gaps.

2.	Pay equity issues are particularly important in the information technology sector

The information technology sector has struggled to attract and retain female employees. According to research from Mercer, women continue to be significantly underrepresented in the technology sector, comprising just 34% of the industry workforce, and their representation falls significantly as they move higher up in the organization.2

Oracle’s workforce composition reflects this: Oracle reports that women comprise 29% of its employees, and just 23% of its leadership positions.3

[1]	https://iwpr.org/publications/women-men-earnings-ratio-1960-2016-pay-equity-2059/
[2]	https://www.mercer.com/our-thinking/helping-women-thrive-an-imperative-for-the-tech-industry.html
[3]	http://www.oracle.com/us/corporate/citizenship/ccr-2017-datasheet-3855392.pdf

A 2016 Glassdoor study revealed that even after adding statistical controls, there is an unexplained gender pay gap for women in the information technology industry of 5.9 percent.4

In light of these industry disparities, it is apparent that technology companies should take steps to ensure and monitor for pay equity.

3.	Failure to adequately manage gender pay equity presents regulatory and reputational risks

Companies that exhibit significant pay disparities by gender may bear disproportionate risk of regulatory infractions, litigation, or reputational damage that could harm shareholder value and result in lost business.

In fact, Oracle currently faces two separate legal actions alleging pay discrimination.

•
In January 2017, the U.S. Department of Labor sued Oracle America, Inc., alleging that the company paid white male employees at its headquarters more than female and minority employees in similar roles, even when taking into account experience and seniority.[5]

•	In August 2017, three former employees sued Oracle alleging that women software engineers are routinely paid less than men in similar jobs.[6]

Such lawsuits can be costly. In 2017, State Street Corporation agreed to a $5 million settlement over allegations that it paid female employees less than their male counterparts.7 In 2016, Qualcomm, Inc. agreed to pay $19.5 million to settle a gender discrimination lawsuit alleging women were paid less and promoted more slowly than men in similar roles.8

4.	Pay equity may lead to greater gender diversity, and gender diversity is associated with improved performance

Mercer has found that active management of pay equity is a crucial driver of gender diversity and that a compensation and benefits philosophy that has gender equality as a core element is positively linked to better future outcomes for female representation.9 Among the strategies Mercer outlines to drive impact and advance diversity is “ensure pay equity—remediate and close the gap.”10

Greater gender diversity has been correlated with superior financial performance:

•	Credit Suisse has found that the financial outperformance of companies with higher levels of women in management increases as the percentage of women increases.[11]

[4]	https://www.glassdoor.com/research/demystifying-the-gender-pay-gap/
[5]	https://www.dol.gov/sites/default/files/newsroom/newsreleases/OFCCP20170071.pdf
[6]	https://www.usatoday.com/story/tech/2017/09/29/oracle-yet-another-tech-firm-hit-suit-allegedly-paying-women-less-than-men/718471001/
[7]	http://src.bna.com/s55
[8]	http://www.sandiegouniontribune.com/business/technology/sdut-qualcomm-lawsuit-gender-bias-women-stem-2016jul26-story.html
[9]	http://www.mmc.com/content/dam/mmc-web/Files/Gender-Diversity-When-women-thrive-businesses-thrive-Mercer.pdf
[10]	https://www.mercer.com/content/dam/mercer/attachments/global/glb-2017-davos-wwt-wef-summary.pdf
[11]	http://publications.credit-suisse.com/tasks/render/file/index.cfm?fileid=5A7755E1-EFDD-1973-A0B5C54AFF3FB0AE

•	Morgan Stanley recently found that gender diversity is linked to better returns for tech companies.[12]

Research also shows that greater gender diversity brings increased innovation and better problem solving, which is particularly relevant to the technology industry.

Conversely studies also show that pay inequality can impair management collaboration, particularly at technologically-intensive companies,13 and can impair productivity at any company.14

5.	Oracle lags peers who have already committed to and reported on gender pay equity

A number of companies have published information on their gender pay equity practices and performance including technology peers Apple Inc, Amazon.com, Cisco Systems, eBay Inc, Intel Corporation, Microsoft Corporation, salesforce.com, inc., and SAP, among others.

Further, in 2016, over 100 companies endorsed the Obama Administration’s White House Equal Pay Pledge and committed to conducting an annual gender pay analysis.

By failing to comprehensively address this issue, Oracle may place itself at a competitive disadvantage when it comes to talent recruitment and retention, particularly in light of recent lawsuits alleging pay inequity.

6.	Oracle’s opposition statement fails to address the issues we raise

As long-term investors, we seek assurance that Oracle is actively managing this issue as part of its overall diversity and inclusion strategy.

Oracle’s opposition statement highlights its diversity and inclusion efforts, which we support, but fails to provide specific metrics, policies or goals with respect to the gender pay gap, as is requested in our proposal.

As noted above, proactive management of pay equity provides opportunities to achieve greater diversity and reduce regulatory and reputational risks. Given the absence of information on pay equity, it appears that Oracle has not fully committed to achieving and maintaining gender pay parity.

For all of the reasons provided above, we strongly urge you to VOTE FOR PROPOSAL #7.

Please contact Heather Smith at hsmith@paxworld.com for additional information.

[12]	http://www.morganstanley.com/ideas/gender-diversity-tech-companies?et_mid=15605&et_mkid=e447ca85804c5776f23e794e218a6864
[13]	http://pubsonline.informs.org/doi/abs/10.1287/orsc.1050.0128
[14]	http://economics.mit.edu/files/10732